Exhibit 10.1

Purchase of ordinary shares - RADA Electronic Industries Ltd.

To:
RADA Electronic Industries Ltd.
7 Giborei Israel Street,
Netanya 42504

Re: RADA Electronic Industries Ltd. - Offering of ordinary shares pursuant to a shelf prospectus supplement

1.	We submit to RADA Electronic Industries Ltd. (the "Company") an irrevocable offer to purchase 1,904,762 ordinary shares, NIS 0.03 par value per share (the "Ordinary Shares").

2.
The Ordinary shares will be issued in consideration of US $ 2,000,000 (US $ 1.05 per Ordinary Share) which will be paid in New Israeli Shekels according to the representative rate of the U.S. Dollar on the payment date.

3.
In the event that we are given written notice of the acceptance of our proposal, whole or in part, by the Company (the "Acceptance Notice"), we are committed to pay the Company the full consideration in respect of the total shares allotted to us as described in an Acceptance Note, an acceptance date to be determined.

4.
In connection with our offer, we wish to irrevocably represent that the Ordinary Shares are purchased by us as principal for our own account and for our clients, not for the benefit of any other person, and not with a view to the resale or distribution of all or any of the Ordinary Shares, all pursuant to the requirements under the Israeli Securities Law of 1968 and the U.S. federal securities laws.

5.
We are aware that the Ordinary Shares to be allotted to us will be issued "As-Is” without any representation or any obligation for indemnification from the Company, apart from general representations made in financial reports, periodic reports, immediate reports and all other reports which the Company publically submitted. The Ordinary Shares will be validly issued, fully paid and nonassessable, free and clear from any liens and there is no person, company or other legal entity, with a right of first refusal or any other rights in connection with the allocation of shares. The Company did not receive any notice of intent or grounds for delisting or suspension of trading of the Company's securities on the Nasdaq Capital Market.

6.
We are aware and we affirm that the Ordinary Shares issued will be pursuant to the existing shelf prospectus of the Company, and related prospectus supplement to be filed soon. Therefore, the information in respect of this issuance is considered "confidential information" with all related obligations until the publication of this offer and agreement.

7.
We confirm that we have such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of our investment and are able to bear the economic risk of loss of our investment and commit to its undertaking.

8.
We confirm that the Company may modify the scope of the issuance, and to delay or cancel the allocation of Ordinary Shares, all in its sole discretion. Acceptance Notices may be given to us by e-mail or by facsimile. We also know that the offering is conditional on fulfillment of all the following conditions: (a) approval of the Board and any other organ of approval required by the Company; (2) filing of shelf prospectus supplement; and (c) approval of Nasdaq.

In the case of non-compliance to this proposal will not have any claim and / or claim and / or demand against the Company and / or its affiliates, and / or directors and / or employees and / or consultants and / or anyone on its behalf.

11/9/2016	/s/ The Phoenix Insurance Company
Date	By: Yaniv Cohen, Signature
____
Accepted by RADA.

The above offer/agreement was translated from Hebrew. The Hebrew version represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.